 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

(Mark One)
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
[ ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to           .

Commission file number 0-26844

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

RadiSys Corporation 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RADISYS CORPORATION
5445 NE Dawson Creek Drive
Hillsboro, OR 97124

REQUIRED INFORMATION
ITEM 4.

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Plan.

Report of Independent Registered Public Accounting Firm

The Administrator,
RadiSys Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the RadiSys Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule - schedule H, Line 4i, schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Portland, Oregon
June 23, 2010

RadiSys Corporation
401 (k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	December 31,
	2009	2008
Assets
Investments, at fair value
Registered investment companies	$32,226,548	$22,332,400
Collective trust funds	8,112,041	7,297,341
RadiSys Corporation common stock	399,920	246,082
Self-directed brokerage accounts (common stock)	246,279	92,698
Money market funds	4,529	97,681
Total investments	40,989,317	30,066,202

Participant loans	529,398	579,310
Employer contribution receivable	57,405	37,699
Total Assets	41,576,120	30,683,211

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(219,649)	359,025

Net assets available for benefits	$41,356,471	$31,042,236

See accompanying notes to financial statements.

RadiSys Corporation
401 (k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2009 and 2008

	December 31,
	2009	2008
Investment income (loss)
Net appreciation (depreciation) in fair value of investments	$8,253,796	$(15,151,282)
Dividends and interest	804,985	1,202,475
Total investment income (loss)	9,058,781	(13,948,807)
Contributions
Participants	3,269,095	3,392,013
Employer	1,042,368	1,039,229
Rollovers	31,291	351,191
Total contributions	4,342,754	4,782,433
Total investment income (loss) and contributions	13,401,535	(9,166,374)

Benefit payments	(3,087,050)	(2,696,566)
Administrative expenses	(250)	(745)
Total deductions	(3,087,300)	(2,697,311)

Net increase (decrease)	10,314,235	(11,863,685)
Net assets available for benefits
Beginning of year	31,042,236	42,905,921
End of year	$41,356,471	$31,042,236

See accompanying notes to financial statements.

RadiSys Corporation
401 (k) Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

1. Description of the Plan

The following brief description of the RadiSys Corporation 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan for more complete information.

General

The Plan is a defined contribution plan established by RadiSys Corporation (the “Company”) on January 1, 1989 and amended and restated effective January 1, 2007 under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Under the terms of a trust agreement between the Company and Mercer Trust Company (the “Trustee”), all investments of the Plan are held in trust by the Trustee. Certain accounting and other administrative services for the Plan are performed by Mercer HR Services. The Plan is administered by a committee composed of management employees of the Company.

Eligibility

All employees of the Company who are age 21 or older and who are not covered under a collective bargaining agreement are eligible to participate in the Plan. Qualifying employees are eligible and may begin to participate in the Plan on the date of employment with the Company.

Contributions

Participants may contribute up to 30% of their pre-tax compensation to the Plan, subject to the maximum allowed by the IRC guidelines. Participants who have attained the age of 50 before the close of the Plan year can make additional pretax contributions known as “catch up” contributions, subject to maximums allowed by the IRC guidelines. Participants may also contribute up to 5% of their after-tax compensation up to an annual maximum of $10,000. Participants may also rollover amounts from other qualified defined contribution plans. The employer will make matching contributions equal to a percentage of the amount of the salary deferral, as defined in the Plan. Participants direct the investment of their contributions and the Company's matching contribution into various investment options available within the Plan. Participants are automatically deemed to have elected to defer 3% of their eligible compensation after sixty calendar days of employment unless they have elected otherwise prior to this date.

Participant Accounts

Each participant's account is credited with the participant's contribution, the discretionary employer matching contributions and an allocation of Plan earnings or losses. Allocation of earnings is based on the proportion of the participant's account balance to the total of all participants' account balances within each investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions and earnings (losses) thereon. Vesting in employer contributions is based upon the following schedule:

Less than one year of service	0% vested
1 year of service, but less than 2 years of service	33% vested
2 years of service, but less than 3 years of service	66% vested
3 years of service or more	100% vested

Participants become fully vested in the employer contribution upon death or total and permanent disability.

RadiSys Corporation
401 (k) Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

Forfeitures

If a participant's employment terminates before the employer contribution becomes fully vested, the unvested portion of his or her account is forfeited. Forfeitures may be used when authorized by the Company to reduce the Company's matching contributions. As of December 31, 2009 and 2008 forfeited non-vested accounts available to reduce employer contributions were $9,130 and $31,755, respectively. These amounts were used to reduce the employer contribution receivable at December 31, 2009 and 2008, respectively.

Payments of Benefits

The participant's vested benefits, including his or her allocation of Plan earnings, may be paid to the participant upon resignation, discharge, death or disability. The Plan permits a withdrawal of pre-tax contributions (not including investment earnings), rollover contributions, and the vested portion of amounts attributable to the employer matching contribution to the extent approved by the Plan's administrative committee because of a qualified financial hardship. Terminated participants may keep their vested balance in the Plan subject to a minimum $1,000 threshold. Vested balances of $1,000 or less are distributed to the participant as a lump sum distribution. The Trustee distributes all such amounts.

Participant Loans

Participants may borrow from their fund accounts amounts equal to 50% of the total vested value of their account, but not more than $50,000 reduced by the highest outstanding loan balance from the previous 12 months. Loan terms range from one to five years, unless the loan qualifies as a home loan. The term for a home loan is not to exceed 15 years. The loans are secured by the balance in the participant's account and bear interest based upon the prime interest rate at the time the loan is issued, plus 2%. Principal and interest are paid ratably through biweekly payroll deductions. At December 31, 2009, interest rates on loans outstanding ranged from 5.25% to 10.25% and matured through 2023.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Company may elect, at its discretion, to either make a complete distribution of the assets or to continue the trust created by the Plan and distribute benefits in such a manner as though the Plan had not been terminated. In the event of Plan termination, the accounts of all participants would become fully vested. The net assets of the Plan would be distributed among the participants and beneficiaries of the Plan in proportion to their interests after proper allocation of any Plan expenses incurred upon termination.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement. See note 3 for discussion of fair value measurement. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investments in shares of registered investment companies are stated at fair value, based on the net asset value of the underlying

RadiSys Corporation
401 (k) Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

investments and are valued daily. Investments in common and collective trusts are stated at fair value based on the value of the underlying investments and are expressed in units. The Plan's investments in common and collective trusts are valued using the audited financial statements of the collective trusts at year end.

The plan invests the Putnam Stable Value Fund which invests in investment contracts through a collective trust. The contract value of the Putnam Stable Value Fund represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The fair value of a fully benefit-responsive investment contract is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The average yield to maturity and crediting interest rate for that fund was approximately 2.68% and 2.8%, respectively, at December 31, 2009 and 1.55% and 4.4%, respectively, at December 31, 2008.

The self-directed brokerage account allows participants to invest in investment holdings of their choice.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net (depreciation) appreciation in fair value of investments included in the statement of changes in net assets available for benefits consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Participant Loans

Participant loans are carried at amortized cost plus accrued interest.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions.

Risks and Uncertainties

The Plan provides for investments that are exposed to various risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits and, therefore, participants' account balances.

The Plan invests in collective trust funds which include securities with contractual cash flows which may include asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

Subsequent Events

The Company has evaluated subsequent events from the statement of net assets date and determined there are no other items to disclose.

3. Fair Value

RadiSys Corporation
401 (k) Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

The Plan adopted ASC Topic 820 (FASB Statement No.157, Fair Value Measurements) on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. On January 1, 2009, the plan adopted the provisions of ASC Topic 820 (Statement 157) for fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. ASC Topic 820 (Statement 157) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs to the valuation methodology include:
·     Quoted prices for similar assets or liabilities in active markets;
·     Quoted prices for identical or similar assets or liabilities in inactive markets;
·     Inputs other than quoted prices that are observable for the asset or liability;
·     Inputs that are derived principally from observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Money Market Funds, Self-Directed Brokerage Accounts, Registered Investment Companies (Mutual Funds) and Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Collective Trust Fund: Valued at the net asset value (NAV) of shares held by the plan at year end.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes it valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009:

RadiSys Corporation
401 (k) Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

	Level I	Level II	Level III	Total

Collective trust funds
Stable Value	—	$5,298,229	—	$5,298,229
S&P 500 Index	—	2,813,812	—	2,813,812
Registered investment company
Fixed Income	2,658,626	—	—	2,658,626
International	4,150,176	—	—	4,150,176
Large-Cap Growth Equity	3,274,679	—	—	3,274,679
Mid-Cap Equity	3,641,757	—	—	3,641,757
Small-Cap Growth Equity	760,344	—	—	760,344
Large-Cap Value Equity	610,640	—	—	610,640
Mid-Cap Value Equity	1,077,401	—	—	1,077,401
Small-Cap Value Equity	3,014,948	—	—	3,014,948
Core Equity Fund	134,208	—	—	134,208
Specialty Technology	1,779,440	—	—	1,779,440
Balanced	3,085,411	—	—	3,085,411
Lifestyle - Aggressive	4,283,481	—	—	4,283,481
Lifestyle - Moderate	2,177,702	—	—	2,177,702
Lifestyle - Conservative	1,577,735	—	—	1,577,735
Common stock	399,920	—	—	399,920
Money market funds	4,529	—	—	4,529
Self-directed brokerage accounts (common stock)	246,279	—	—	246,279
Total investments	$32,877,276	$8,112,041	$—	$40,989,317

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:
	Level I	Level II	Level III	Total

Collective trust funds	—	$7,297,341	—	$7,297,341
Registered investment company	22,332,400	—	—	22,332,400
Common stock	246,082	—	—	246,082
Money market funds	97,681	—	—	97,681
Self-directed brokerage accounts (common stock)	92,698	—	—	92,698
Total investments	$22,768,861	$7,297,341	$—	$30,066,202

4. Investments

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2009 and 2008:

RadiSys Corporation
401 (k) Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

	2009	2008
Registered investment companies
Artisan Mid Cap Fund	$3,641,757	$2,214,894
Putnam Asset Allocation Growth Portfolio	4,283,481	2,871,358
Growth Fund of America	3,274,679	2,355,335
Putnam Asset Allocation Balanced Portfolio	2,177,702	1,673,823
Neuberger Berman Genesis Trust	3,014,948	2,312,950
PIMCO Total Return Fund	2,658,626	1,899,363
Harbor International Fund	2,501,381	1,552,040
Collective trust funds
Putnam Stable Value Fund	5,078,580	5,546,506
Putnam S&P 500 Index Fund	2,813,812	2,109,860

During 2009 and 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	2009	2008
Registered investment companies	$7,282,124	$(13,560,102)
Collective trust funds	602,519	(1,210,610)
RadiSys Corporation common stock	215,572	(228,843)
Self-directed brokerage accounts (common stock)	153,581	(151,727)
	$8,253,796	$(15,151,282)

5. Plan Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 10, 2008 that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2009.

6. Party-in-Interest Transactions

The Plan invests in certain investments offered by Putnam Investments (“Putnam”). Putnam is an affiliate of the Trustee, and accordingly, these investments and investment transactions qualify as party-in-interest.

The plan offers RadiSys Corporation common stock as an investment option for participants. RadiSys Corporation is the Plan sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2009 and 2008:

RadiSys Corporation
401 (k) Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

	2009	2008
Net assets available for benefits per the financial statements	$41,356,471	$31,042,236
Deemed distribution of participant loans	(108,582)	(79,084)
Net assets available for benefits per Form 5500	$41,247,889	$30,963,152

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 at December 31, 2009 and 2008:

	2009	2008
Net (decrease) increase in net assets per the financial statements	$10,314,235	$(11,863,685)
Net change in deemed distributions of participant loans	(29,498)	(21,884)
Net (decrease) increase in net assets per Form 5500	$10,284,737	$(11,885,569)

Supplemental Schedule

RadiSys Corporation
401 (k) Savings Plan
Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2009

Schedule I
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	Artisan Mid Cap Fund	Registered investment company		$3,641,757
*	Putnam Asset Allocation Growth Portfolio	Registered investment company		4,283,481
	Growth Fund of America	Registered investment company		3,274,679
	Weitz Partners Value Fund	Registered investment company		1,077,401
	PIMCO Total Return Fund	Registered investment company		2,658,626
	Neuberger Berman Genesis Trust	Registered investment company		3,014,948
*	Putnam Asset Allocation Conservative Portfolio	Registered investment company		1,577,735
*	Putnam Asset Allocation Balanced Portfolio	Registered investment company		2,177,702
*	Putnam International Equity Fund	Registered investment company		1,648,795
*	Putnam Equity Income Fund	Registered investment company		610,640
	Becker Value Equity Fund	Registered investment company		134,208
	Dodge & Cox Balanced Fund	Registered investment company		1,772,222
	Janus Balanced Fund	Registered investment company		1,313,189
	Franklin Templeton Small Cap Fund	Registered investment company		760,344
	Harbor International Fund	Registered investment company		2,501,381
	Allianz RCM Global Technology Fund	Registered investment company		1,779,440
				$32,226,548
	Federated Money Market Fund	Money market fund		$4,529
*	Putnam Stable Value Fund	Collective trust fund		5,078,580
*	Putnam S&P 500 Index Fund	Collective trust fund		2,813,812
				$7,892,392
*	RadiSys Corporation	Common stock		399,920
	Brokerage Securities (common stock)	Self-directed brokerage accounts		246,279
*	Participant loans	5.25% - 10.25%, maturing through 2023		529,398
				$41,299,066

* Party-in-interest.

(1) Cost information has been omitted for participant directed assets.

See accompanying report of independent registered public accounting firm.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

	RadiSys Corporation 401(k) Savings Plan		RadiSys Corporation 401(k) Savings Plan
(Name of Plan)

Dated:	June 25, 2010	By:	/s/ Brian Bronson
Brian Bronson
Plan Trustee

Exhibit Index

Exhibit No.	Description
23.1	Consent of KPMG LLP, independent registered public accounting firm.